As filed with the Securities and Exchange Commission on June 19, 2003



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



(Mark One):

   X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
  ---    OF 1934.



         For the fiscal year ended December 31, 2002
                                   -----------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  ---    ACT OF 1934.



         For the transition period from                    to
                                        ------------------    ------------------

                          Commission file number 1-9390



                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                            (Full title of the Plan)



                              JACK IN THE BOX INC.
          (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                               San Diego, CA 92123
                    (Address of principal executive offices)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                        Financial Statements and Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                                TABLE OF CONTENTS




                                                                           Page
                                                                           ----
Independent Auditors' Report...............................................  1

Statements of Net Assets Available for Benefits............................  2

Statements of Changes in Net Assets Available for Benefits.................  3

Notes to Financial Statements..............................................  4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).............  9

                          Independent Auditors' Report
                          ----------------------------


The Participants and the Administrative Committee
Jack in the Box Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Jack in the Box Inc. Easy$aver Plus Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG LLP


San Diego, California
June 6, 2003

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                 Statements of Net Assets Available for Benefits



                                                           December 31,
                                                  -----------------------------
                                                      2002             2001
                                                  ------------     ------------
ASSETS
Investments (Note 3)..........................    $ 63,067,204     $ 67,143,264
                                                  ------------     ------------
Receivables:
    Contributions from participants...........         214,832          215,489
    Contributions from employer...............          62,554           63,353
    Loan repayment............................          71,227           73,445
    Due from broker...........................          51,004          104,907
    Interest..................................          92,479           81,027
                                                  ------------     ------------
         Total receivables....................         492,096          538,221
                                                  ------------     ------------

Cash..........................................          44,421                -
                                                  ------------     ------------

         Total assets.........................      63,603,721       67,681,485
                                                  ------------     ------------

LIABILITIES
Accrued expenses..............................        (125,717)         (24,519)
Due to broker.................................         (91,896)         (89,499)
                                                  ------------     ------------

         Total liabilities....................        (217,613)        (114,018)
                                                  ------------     ------------

Net assets available for benefits.............    $ 63,386,108     $ 67,567,467
                                                  ============     ============
















                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

           Statements of Changes in Net Assets Available for Benefits


                                                     Year Ended December 31,
                                                  -----------------------------
                                                      2002             2001
                                                  ------------     ------------

ADDITIONS
Additions to net assets attributed to:
  Investment income:
    Net depreciation in fair value of
       investments (Note 3)...................    $(10,305,247)    $ (4,766,289)
    Interest..................................       1,389,177        1,349,034
    Dividends.................................         610,765          910,582
                                                  ------------     ------------
                                                    (8,305,305)      (2,506,673)
                                                  ------------     ------------

  Contributions:
    Participants..............................       6,675,432        6,086,070
    Employer..................................       1,894,923        1,672,564
                                                  ------------     ------------
                                                     8,570,355        7,758,634
                                                  ------------     ------------

         Total additions......................         265,050        5,251,961
                                                  ------------     ------------


DEDUCTIONS
Deductions in net assets attributed to:
  Benefits paid to participants...............      (4,293,348)      (3,380,267)
  Administrative expenses.....................        (153,061)         (73,945)
                                                  ------------     ------------

         Total deductions.....................      (4,446,409)      (3,454,212)
                                                  ------------     ------------

         Net increase (decrease)..............      (4,181,359)       1,797,749


Net assets available for benefits:
  Beginning of year...........................      67,567,467       65,769,718
                                                  ------------     ------------
  End of year.................................    $ 63,386,108     $ 67,567,467
                                                  ============     ============












                 See accompanying notes to financial statements.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements


1.   DESCRIPTION OF THE PLAN

The following brief description of the Jack in the Box Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Jack in the Box Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). Mellon Bank, N.A., as the trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan. The recordkeeping administrative services are performed by Mellon HR Solutions.

The Plan covers substantially all regular administrative, clerical, warehouse distribution employees and equipment technicians of the Company who have completed one year of service with at least 1,000 hours of service, receive regular payroll compensation from within the United States, and have attained age 21. Participation by eligible employees is voluntary.

Contributions - Participants can elect to contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions not to exceed $11,000 and $10,500, in 2002 and 2001, respectively. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to income taxes in the year deferred. The Company contributes 50% of the first 4% of compensation that a participant contributes to the Plan.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

1.      DESCRIPTION OF THE PLAN (continued)

Vesting - Participants have a fully vested interest in their contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant or fully vest upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment or death. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2002. During the year ended December 31, 2001 forfeitures in the amount of $49,000 were used to reduce employer contributions. As of December 31, 2002 and 2001, plan assets included $34,382 and $1,943, respectively, of unallocated forfeitures, which were invested in the Dreyfus Certus Stable Value Fund.

Participant Accounts - As of December 31, 2002, the trustee maintains thirteen investment funds. Effective September 11, 2002 and November 29, 2002, the Neuberger & Berman Guardian Trust and Warburg Pincus International Equity Fund, respectively, were removed from the Plan and any remaining balances on those dates were transferred into the Dreyfus Certus Stable Value Fund. Effective June 3, 2002, the Artisan International Fund was added as a new investment option in the Plan. Participants may direct their contributions and Company matching contributions to be placed in any of the thirteen active investment funds allocated in multiples of 1% to any combination of these investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect to transfer all or any multiple of 1% of the value of their accounts among funds on any market trading day. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service ("IRS") regulations, participants may, with Committee approval, withdraw pre-tax deferrals, Company matching contributions (if the participant is fully vested) and certain related earnings only in the event of a financial hardship.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

1.      DESCRIPTION OF THE PLAN (continued)

Participant Loans - The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months, if any, or 50% of their account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Interest rates range from 5.25% to 11%.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - The Plan's common/collective trust funds are stated at fair value, which have been determined based on the unit values of the funds. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. All receivables and liabilities are valued at cost, which approximates fair value.

Administrative Expenses - Administrative expenses represent estimates of amounts incurred for recordkeeping services and other administrative type services.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

3.      INVESTMENTS

Investments consist of the following at December 31, 2002 and 2001:



                                                   December 31, 2002               December 31, 2001
                                               ---------------------------     ---------------------------
                                                                   Fair                            Fair
   Description of Investments                      Cost            Value           Cost            Value
  --------------------------------------------------------------------------------------------------------

  TBC, Inc. Pooled Employee Funds...........   $    17,598          17,598     $     6,680     $     6,680

  Dreyfus  Certus Stable Value Fund ........    21,331,947      21,325,417      17,496,110      17,496,110

  Dodge & Cox Stock Fund....................     1,227,878       1,128,484         493,219         524,281

  Dreyfus Disciplined Stock Fund............     9,172,254       6,974,235       9,919,096       9,596,343

  Dreyfus Short-Intermediate
    Government Fund ........................     3,046,699       3,078,103       2,309,165       2,311,859

  Dreyfus Lifetime Growth &
    Income Fund.............................    11,405,446       9,338,119      11,249,746      10,536,996

  Dreyfus Lifetime Growth Fund..............     3,141,343       2,141,903       3,089,287       2,531,991

  Dreyfus Lifetime Income Fund..............     1,262,924       1,189,468         989,215         942,962

  Heartland Value Fund......................     3,764,845       3,365,665       3,043,582       3,232,437

  Janus Fund ...............................     1,473,420         889,322       1,352,964         938,912

  MAS Mid Cap Growth Advisers Fund..........     3,020,763       1,481,593       3,431,324       2,161,033

  Morgan Stanley Dean Witter
    Institutional Technology Fund...........       874,765         465,283       1,045,697         658,911

  Neuberger & Berman Guardian Trust.........             -               -       1,548,846       1,205,298

  Warburg Pincus International
    Equity Fund ............................             -               -       1,555,456       1,028,066

  Artisan International Fund ...............       108,701          99,469               -               -

  Jack in the Box Inc. Common Stock.........     7,824,961       6,317,784       6,390,664       8,898,642

  Participant Loans Receivable..............             -       5,254,761               -       5,072,743
                                               -----------     -----------     -----------     -----------

                                               $67,673,544     $63,067,204     $63,921,051     $67,143,264
                                               ===========     ===========     ===========     ===========

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements
                                   (continued)

3.      INVESTMENTS (continued)

During 2002 and 2001 the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

                                                    2002             2001
                                                ------------     ------------
  Mutual funds...............................   $ (6,902,211)    $ (4,359,230)
  Common stock...............................     (3,403,036)        (407,059)
                                                ------------     ------------

                                                $(10,305,247)    $ (4,766,289)
                                                ============     ============

4.      FEDERAL INCOME TAXES

The Plan received its latest determination letter dated May 29, 2002, in which the IRS has determined that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan sponsor believes that the Plan continues to qualify and to operate as designed, and the related trust is tax exempt.


The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                                            (c)
               (b)                          Description of Investment Including
      Identity of Issue, Borrower,            Maturity Date, Rate of Interest,                  (d)              (e)
 (a)    Lessor, or Similar Party             Collateral, Par, or Maturity Value                 Cost        Current Value
 ---  ---------------------------- -------------------------------------------------------   -----------    -------------

      Common/Collective Trust Funds:

  *   The Boston Company           17,598 shares of TBC, Inc. Pooled Employee Funds          $    17,598     $    17,598

  *   The Dreyfus Trust Company    21,331,947 shares of Dreyfus Certus Stable Value Fund      21,331,947      21,325,417
                                                                                             -----------     -----------

                                                                                              21,349,545      21,343,015
                                                                                             -----------     -----------



  *   Jack in the Box Inc.         365,233 shares of Jack in the Box Inc. Common Stock         7,824,961       6,317,784

  *   Participant loans            Interest rates ranging from 5.25% to 11%                            -       5,254,761








                                            (continued)

                    JACK IN THE BOX INC. EASY$AVER PLUS PLAN
                                 EIN: 95-2698708
                                Plan Number: 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                                                   (c)
              (b)                                   Description of Investment Including
      Identity of Issue, Borrower,                    Maturity Date, Rate of Interest,                 (d)              (e)
 (a)    Lessor, or Similar Party                     Collateral, Par, or Maturity Value                Cost         Current Value
 ---  ---------------------------------    -------------------------------------------------------  -----------     -------------

      Mutual Funds:

      Dodge & Cox Funds                    12,816 shares of Dodge & Cox Stock Fund                  $ 1,227,878     $ 1,128,484

 *    The Dreyfus Trust Company            284,547 shares of Dreyfus Disciplined Stock Fund           9,172,254       6,974,235

 *    The Dreyfus Trust Company            280,337 shares of Dreyfus Short-Intermediate
                                             Government Fund                                          3,046,699       3,078,103

 *    The Dreyfus Trust Company            738,191 shares of Dreyfus Lifetime Growth & Income Fund   11,405,446       9,338,119

 *    The Dreyfus Trust Company            203,991 shares of Dreyfus Lifetime Growth Fund             3,141,343       2,141,903

 *    The Dreyfus Trust Company            97,899 shares of Dreyfus Lifetime Income Fund              1,262,924       1,189,468

      Heartland Investor Services, Inc.    106,982 shares of Heartland Value Fund                     3,764,845       3,365,665

      Janus Distributors, Inc.             49,906 shares of Janus Fund                                1,473,420         889,322

      Miller Anderson & Sherrerd, LLP      124,924 shares of MAS Mid Cap Growth Advisers Fund         3,020,763       1,481,593

      Morgan Stanley & Co.                 69,549 shares of Morgan Stanley
        Incorporated                         Institutional Technology Fund                              874,765         465,283

      Artisan Funds, Inc.                  6,725 shares of Artisan International Fund                   108,701          99,469
                                                                                                    -----------     -----------

                                                                                                     38,499,038      30,151,644
                                                                                                    -----------     -----------

                                                                                                    $67,673,544     $63,067,204
                                                                                                    ===========     ===========


 *   Party-in-interest as defined by ERISA.


                 See accompanying independent auditor's report.

EXHIBITS

Number  Description
------  -----------
  23    Consent of KPMG LLP.




                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                JACK IN THE BOX INC. EASY$AVER
                                                PLUS PLAN




                                                By: /S/LAWRENCE E. SCHAUF
                                                -------------------------
                                                Lawrence E. Schauf
                                                Member, Administrative Committee
                                                Date:  June 19, 2003